

HSBC

Commercial Banking – GP 2, Division K (CARM 091104 [illegible]1215)
CONFIDENTIAL

COPY

Green Dragon Wood Products Co Ltd
Room 312 3/F
New East Ocean Centre
No. 9 Science Museum Road
Tsimshatsui
Kowloon

21 December 2009

Attn : Mr Lee Kwok Leung

Dear Sir

BANKING FACILITIES
A/C NO. 181-738386-001

This letter supersedes our previous letter dated 1 December 2009.

With reference to our recent discussion, we are pleased to confirm our agreement to granting you the following banking facilities. These facilities will be made available on the specific terms and conditions outlined herein and upon the satisfactory completion of the security detailed below. The Bank shall have an unrestricted discretion to cancel or suspend, or determine whether or not to permit drawings in relation to, the facilities. These facilities are subject to review at any time and in any event by 1 November 2010, and also subject to the Bank's overriding right of repayment on demand, including the right to call for cash cover on demand for prospective and contingent liabilities.

	Limit
Back-to-Back Facilities	HKD7,000,000.-

Documentary Credits to your suppliers on a back-to-back strict mirror basis against corresponding master documentary credits from your buyers.

We may, at our sole and absolute discretion, refuse to allow drawings under the facilities if the transaction in question does not meet our operational requirements in respect of these facilities.

The following concessionary rate will be offered to your company, subject to changes any time at our discretion:-

Documentary Credits opening commission for each validity period of six months (Minimum HKD500.-) / Commission in lieu of exchange (Minimum HKD350.-) / HKD bill commission (Minimum HKD350.-) / Import Bills for Collection Handling Commission (Minimum HKD350.-)

For the first USD50,000.- or its equivalent	:	1/8%
For the portion in excess of USD50,000.- up to USD100,000.- or its equivalent	:	1/16%
Balance in excess of USD100,000.- or its equivalent	:	1/32%

The Hongkong and Shanghai Banking Corporation Limited
HSBC Main Building, 1 Queen's Road Central, Hong Kong
Tel: (852) 2822 1111 Fax: (852) 2899 8895
Telex: 73205 HSBC HX Telegrams: Hongbank Hongkong
Web: www.hsbc.com.hk

Incorporated in the Hong Kong SAR with limited liability
Registered at the Hong Kong Companies Registry No 263876

019 (220799)


Foreign Exchange Line

Total Forward Contract Limit up to 6 months.

Unless by prior arrangement, contracts entered into under this facility are not to exceed 6 months in duration.

Terms and Conditions

Contracts may only be entered into to cover trade related exchange exposure incurred in the normal course of business.

Foreign Exchange facilities remain subject to our overriding right to call for cash cover on demand if in the Bank's view a negative foreign exchange position requires such cover. Further, the Bank may, after having discussed the position with yourselves, close out any or all of your outstanding forward foreign exchange contracts and demand settlement of the balance due.

Foreign exchange contracts continue to be governed in addition to the terms of this letter by the conditions appearing on the reverse of the standard contract form. These contract forms should be checked upon receipt and the copy signed and returned to the Bank.

In respect of any foreign exchange contract, you will be required to (and you hereby undertake to) deliver the full amount specified in such contract on the delivery date. We shall not be obliged to deliver any amount due from us on the said delivery date in respect of such contract or at any other time unless and until we have received the full amount specified in such contract from you and may at our option set-off any undelivered balance for your account in respect of such contract at the rate applicable at the time of set-off.

Default Interest

Please note that interest will be payable on sums which are overdue, drawings which are in excess of agreed limits and amounts demanded and not paid, at the maximum rate stipulated in the Bank's Tariff which is accessible at http://www.commercial.hsbc.com.hk/1/2/commercial/customer-service/tariffs. The Bank will provide you with a hard copy of the Tariff at your request. Interest at the applicable rate will be payable monthly in arrears to the debit of your current account.

Accrual of Interest and Other Sums

Please note that interest and other sums expressed to be chargeable or payable on a periodic basis will nonetheless accrue from day to day and amounts so accrued may be demanded at any time.

Security

As security, we require to hold:-

1. A charge over your company's deposit for HKD2,500,000.- or its equivalent in other foreign currencies to be placed with us.

   In the event of the value of the foreign currency deposit charged to us falling below the required level and upon our request, you should immediately pledge to us additional security acceptable to us to bring the value back to the threshold.

2. An Unlimited Guarantee from Mr Lee Kwok Leung.



To comply with the Code of Banking Practice and guidance given by the Courts, the Bank needs to obtain your consent before it can provide a copy or summary of the Facility, or information on your outstanding liabilities to the Bank, to any guarantor or other third party providing security (the "Surety") or to the Surety's advisors. In addition, if the Bank is obliged to make any formal demand for repayment because you have failed to settle an amount due following our customary reminder, the Bank will also need to provide the Surety with a copy of its Demand Letter. Whether or not the Bank has made demand, the Bank will also need to provide the Surety with a copy of the latest statement of account and/or to give the Surety details of your outstanding liabilities to the Bank, whether actual or contingent. By accepting this Facility Letter, you are deemed to have consented to the Bank providing any of the aforesaid documents or information to the Surety, to the Surety's solicitors and other professional advisers. Please note that if this consent is not given, the Bank will be unable to proceed with the transaction.

3.   A Power of Attorney from your company.

4.   An 'Assignment of DC Proceeds' from your company.

5.   An 'Assignment of Export DC Proceeds' from your company.

We enclose our standard forms of "Security Over Deposits", Power of Attorney, "Assignment of DC Proceeds", "Assignment of export DC Proceeds"and Board Resolutions for your completion and return in substantially the forms of that enclosed with this facility letter.

Pursuant to Section 80 of the Companies ordinance, a charge will have to be formally registered with the Companies Registry within 5 weeks from the date of the documents. After the "Security Over Deposits", "Assignment of DC Proceeds" and "Assignment of export DC Proceeds" have been duly executed and returned by you, we shall proceed with the filing on your behalf and the filing fee of HKD340.- each will automatically be debited to your current account under advice to you.

<u>Undertaking</u>

You will be required for so long as these facilities are available to you to comply with the following undertakings. Your compliance or otherwise with the following undertakings will not in any way prejudice or affect our right to suspend, withdraw or make demand in respect of the whole or any part of the facilities made available to you at any time. By signing this letter, you expressly acknowledge that we may suspend, withdraw or make demand for repayment of the whole or any part of the facilities at any time notwithstanding the fact that the following undertakings are included in this letter and whether or not you are in breach of any such undertakings.

By signing this letter, your company undertakes the following:-

-   you will at all times not be affiliated with Commercial logging operations in:

   (a)   Primary tropical moist forest
   (b)   High Conservation value forest
   (c)   UNESCO World Heritage Site
   (d)   Logging operations that are in violation of local or national laws in respect of illegal logging
   (e)   Logging operations that include any species listed in Convention on International Trade in Endangered Species of Wild Flora and Fauna
   (f)   Logging operations and projects located in and which significantly degrade or convert Critical Natural Habitats

-   you undertake to provide Account Receivable ageing lists to us on half yearly basis.

-   you undertake to provide Forest Stewardship Council certificate of your company to us within 3 months after the drawdown of the facilities.

Please note that all costs and expenses (including legal fees) incurred by us in connection with the extension of these facilities and any matters arising are to be reimbursed by you on demand.

Please arrange for the **authorised signatories of your company**, in accordance with the terms of the mandate given to the Bank, to sign and return to us the duplicate copy of this letter to signify your understanding and acceptance of the terms and conditions under which these facilities are granted.

An arrangement fee of HKD10,000.- will be charged to the debit of your current account upon receipt of your acceptance of this facility letter.

Unless expressed in writing from you to the contrary, we may provide any information relating to any of your accounts with us and any facilities we may provide to you from time to time or their conduct or any other information concerning your relationship with us to any other company or office which at the relevant time belongs to or is part of the HSBC Group.

Unless expressly agreed otherwise by us, we may transfer all or any part of our obligations under this facility letter or in respect of any of the facilities to any person by delivering to you a notice in writing. Such transfer shall take effect as from the effective date specified in the notice and we shall thereafter be released from such obligations.

<u>Section 83 of the Banking Ordinance</u>

Please note that Section 83 of the Banking Ordinance has imposed on us as a bank certain limitations on advances to persons related to our directors or employees. In acknowledging this facility letter you should advise us whether you are in any way related to any of our directors or employees within the meaning of Section 83 and in the absence of such advice we will assume that you are not so related. We would also ask, should you become so related subsequent to acknowledging this facility letter, that you immediately advise us in writing.

These facilities will remain open for acceptance until the close of business on 11 January 2010 and if not accepted by that date will be deemed to have lapsed.

We look forward to the development of a mutually beneficial and lasting relationship.

Yours faithfully

Frank Chau
Vice President

JC/cklz

Encl

For and on behalf of
GREEN DRAGON WOOD PRODUCTS CO. LIMITED
隆 基 木 業 有 限 公 司

Authorized Signature(s)

Green Dragon

SIGNATURE (S) VERIFIED	CMB A/C PKT
AGREE WITH SPECIMEN	
AUTHORISED IN TERMS OF ACCOUNT MANDATE	